

Mail Stop 4720

September 28, 2015

Via E-mail
James Cassidy, Esq.
President
Riding Ridge Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, CA 92662

      **Re:**    **Riding Ridge Acquisition Corporation**
               **Registration Statement on Form 10-12(g)**
               **Filed July 28, 2015**
               **File No. 000-55486**

               **Kayak Ridge Acquisition Corporation**
               **File No. 000-55487**

               **Hunting Ridge Acquisition Corporation**
               **File No. 000-55485**

               **Hiking Ridge Acquisition Corporation**
               **File No. 000-55484**

               **Fishing Ridge Acquisition Corporation**
               **File No. 000-55483**

               **Eastern Ridge Acquisition Corporation**
               **File No. 000-55481**

               **Camping Ridge Acquisition Corporation**
               **File No. 000-55482**

               **Western Ridge Acquisition Corporation**
               **File No. 000-55478**

               **Southern Ridge Acquisition Corporation**
               **File No. 000-55480**

               **Northern Ridge Acquisition Corporation**
               **File No. 000-55479**

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director